UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn,  SC 29644
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AVX Corporation Retirement Plan

Fountain Inn, South Carolina

We have audited the accompanying statements of net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

June 26, 2015

 AVX CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2014 and 2013

Assets	2014	2013
Investments, at fair value:
AVX Corporation Common Stock	$10,636,108	$11,348,994
Kyocera Corporation American Depository Shares	4,345,523	5,187,735
Guaranteed Deposit Account, at fair value	20,049,444	22,890,095
Money Market Fund	372,773	490,477
Mutual Funds	87,435,428	80,968,270
Total Investments	122,839,276	120,885,571

Receivables:
Employer contributions	1,337,953	1,430,520
Participant contributions	43,962	54,797
Notes receivable from participants	1,802,472	1,778,756
Total receivables	3,184,387	3,264,073
Net assets available for benefits at fair value	126,023,663	124,149,644
Adjustment from fair value to contract value for fully benefit-responsive contracts	493,019	635,182
Net assets available for benefits	$126,516,682	$124,784,826

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2014

2014
Investment income:
Net appreciation in fair value of investments	$4,711,145
Interest and dividends	1,990,978
Net investment income	6,702,123

Interest income from notes receivable from participants	87,329

Contributions:
Participant	1,844,799
Employer	3,330,059
Rollovers	171,353

Total contributions	5,346,211

Total additions	12,135,663

Deductions from net assets attributed to:
Benefits paid to participants	10,314,954
Administrative expenses	88,853

Total deductions	10,403,807

Net increase	1,731,856

Net assets available for benefits:
Beginning of year	124,784,826
End of year	$126,516,682

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation (“the Company”) makes a matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in.

Effective January 1, 2015, the plan was amended and restated to include an automatic enrollment option. Employees are automatically enrolled upon their eligibility date with a 3% pre-tax contribution. Employees must opt out of the automatic enrollment to cease payroll deductions. The automatic enrollment option also includes an annual increase in automatic enrolled employee contributions to cap at 10% of annual earnings.

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant’s beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant’s account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock  (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

401(k) and Discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $50,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,500 to the Plan once the participant meets the Maximum Elective Deferral Limit of $17,500 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year.

The Company will match the first three percent (3%) of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The accompanying financial statements recognized Company discretionary contributions related to 2014 of $1,337,953 approved by the Board of Directors in the Plan year that were paid in March 2015. Discretionary contributions recorded related to 2013 but paid in 2014 were $1,430,520.

Vesting:

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following tables:

	Vested Percentage
	Discretionary Contribution
	Employed on/after January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	20%	30%
3 years but less than 4	40%	40%
4 years but less than 5	60%	60%
5 years but less than 6	80%	80%
6 years and thereafter	100%	100%

	Vested Percentage
	Discretionary Contribution
	Employed and Terminated Employment
	prior to January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	15%	30%
3 years but less than 4	30%	40%
4 years but less than 5	45%	50%
5 years but less than 6	60%	60%
6 years but less than 7	80%	80%
7 years or more	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributed 5% of each participant's eligible compensation for the year.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred.

These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2014 and 2013, interest rates ranged from 4.75% to 9.00%.

No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2014 and 2013, the net forfeited balance totaled $70,978 and $37,456, respectively. No forfeitures were used during 2014 to reduce administrative expenses or to reduce employer contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2014 and 2013. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices or other determined market value on the last business day of the year. Dividend income is recorded on the ex-dividend date. Other income from investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the reporting year.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and expensed when they are incurred. The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participant is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date.  Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2014 and 2013,  are as follows:

	2014		2013
AVX Corporation Common Stock	$10,636,108		$11,348,994
NY Life Guaranteed Deposit Account	20,049,444		22,890,095
Janus Balanced Fund	10,973,170		9,777,362
MainStay S&P 500 Index Fund	10,033,225		8,243,116
MainStay Large Cap Growth Fund	7,794,468		7,434,051
Columbia Select Large-Cap Value Fund	15,724,762		15,110,983
American EuroPacific Growth Fund	7,885,898		8,825,693
Wells Fargo Special Mid-Cap Value Fund	10,698,719		10,033,558
PIMCO Total Return Fund	-	*	8,620,125
Blackrock Total Return Institutional Fund	8,679,188		-	*

*Fund did not represent 5% for the respective year.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$305,917
Kyocera Corporation American Depository Shares	(415,254)
NYL Guaranteed Deposit Account	488,444
Mutual Funds	4,332,038
Total	$4,711,145

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2014	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$15,724,762	$15,724,762	$-	$-
Large Cap Growth	9,002,699	9,002,699	-	-
Large Cap Blend	28,892,293	28,892,293	-	-
Mid Cap Blend	10,698,719	10,698,719	-	-
Small Cap Value	1,673,373	1,673,373	-	-
Fixed Income	9,831,984	9,831,984	-	-
Target Retirement	11,611,598	11,611,598	-	-
Money Market Fund:
PIMCO Money Market Admin Fund	372,773	372,773	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	20,049,444	-	-	20,049,444
Common Stock:
Kyocera Corporation American Depository Shares	4,345,523	4,345,523	-	-
AVX Corporation Common Stock	10,636,108	10,636,108	-	-
Total	$122,839,276	$102,789,832	$-	$20,049,444

	Fair Value at December 31, 2013	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$15,110,983	$15,110,983	$-	$-
Large Cap Growth	8,640,844	8,640,844	-	-
Large Cap Blend	26,846,171	26,846,171	-	-
Mid Cap Blend	10,033,558	10,033,558	-	-
Small Cap Value	2,487,340	2,487,340	-	-
Fixed Income	9,423,246	9,423,246	-	-
Target Retirement	8,426,128	8,426,128	-	-
Money Market Fund:
PIMCO Money Market Admin Fund	490,477	490,477	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	22,890,095	-	-	22,890,095
Common Stock:
Kyocera Corporation American Depository Shares	5,187,735	5,187,735	-	-
AVX Corporation Common Stock	11,348,994	11,348,994	-	-
Total	$120,885,571	$97,995,476	$-	$22,890,095

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2014.

Year Ended December 31, 2014
Balance, beginning of period	$22,890,095
Net realized and unrealized gains	488,444
Purchases	6,841,084
Settlements	(10,170,179)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$20,049,444

Unrealized gains (losses) from the guaranteed investment contract are not included in the statements of changes in net assets available for benefit the contract is recorded at contract value for purposes of the statements of net assets available for benefits.

Assets valued using Level 1 inputs represent Mutual Funds, a Money Market Fund and equity securities. Mutual Funds and Money Market Fund are valued based on the net asset value, which is used as a practical expedient for determining fair value.  Equity securities are valued using quoted prices in active markets.

Assets valued using Level 3 inputs above represent a Guaranteed Deposit Account. Those assets held in the Guaranteed Deposit Account were valued using the assumptions below.

The following tables represent the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2014 and 2013.

As of December 31, 2014
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 20,049,444	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	2.89% base case based on trading in comparable corporate credits, adjusted for liquidity
			Investment Term	6 year base rate based on insurance company typical assets
			Crediting Rate	2.45% base rate as observed from manager statement

As of December 31, 2013
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 22,890,095	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	1.98% base case based on trading in comparable corporate credits, adjusted for liquidity
			Investment Term	3 year base rate based on insurance company typical assets
			Crediting Rate	2.40% base rate as observed from manager statement

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”). The funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The funds held by the Plan are deemed to be actively traded. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”).  The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive.  Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC.  NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.45% and 2.40% at December 31, 2014 and December 31, 2013, respectively, and the average yield credited to participant accounts was 2.45% and 2.40% for the years ended December 31, 2014 and December 31, 2013, respectively.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2014	2013
Net Assets:
AVX Corporation Common Stock	$6,271,626	$6,123,193

For the year ended December 31, 2014
Change in Net Assets:
Contributions	$693,398
Dividends	-
Fees	2,978
Net appreciation	205,255
Benefits paid to participants	(449,232)
Transfers to participant-directed investments	(303,966)
Total	$148,433

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2011 advising that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2011.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS. As of December 31, 2014, the Plan held investments of $10,636,108 or 759,722 shares of AVX Stock and $4,345,523 or 94,839 shares of Kyocera ADS.  As of December 31, 2013, the Plan held investments of $11,348,994 or 814,716 shares of AVX Stock and $5,187,735 or 103,465 shares of Kyocera ADS.

The Plan paid administrative expenses of $88,853 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2014.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$126,516,682	$124,784,826
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	(493,019)	(635,182)
Net assets available for benefits per Form 5500	$126,023,663	$124,149,644

For the year ended December 31, 2014
Net increase in net assets available for benefits per the financial statements	$1,731,856
Add:
Change in adjustment from contract value to fair value for fully benefit-responsive contracts	(142,163)
Net increase in net assets available for benefits per Form 5500	$1,589,693

10.	Risks and Uncertainties:

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 26, 2015

AVX CORPORATION RETIREMENT PLAN

PN: 001

EIN: 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$9,641,763	$10,636,108

*	Kyocera Corporation	American Depository Shares	**	4,345,523

*	NY Life Insurance Company Guaranteed Deposit Account	Guaranteed Deposit Account	**	20,049,444

*	PIMCO Money Market Fund	Money Market Fund	**	372,773

	Columbia Select Large-Cap Value Fund	Mutual Fund	**	15,724,762
	Janus Balanced Fund	Mutual Fund	**	10,973,170
	JP Morgan SmartReturn Income Select	Mutual Fund	**	679,391
	JP Morgan SmartReturn 2015 Select	Mutual Fund	**	1,951,202
	JP Morgan SmartReturn 2020 Select	Mutual Fund	**	1,771,093
	JP Morgan SmartReturn 2025 Select	Mutual Fund	**	3,357,595
	JP Morgan SmartReturn 2030 Select	Mutual Fund	**	761,449
	JP Morgan SmartReturn 2035 Select	Mutual Fund	**	1,255,416
	JP Morgan SmartReturn 2040 Select	Mutual Fund	**	997,565
	JP Morgan SmartReturn 2045 Select	Mutual Fund	**	637,303
	JP Morgan SmartReturn 2050 Select	Mutual Fund	**	200,364
	JP Morgan SmartReturn 2055 Select	Mutual Fund	**	220
	RidgeWorth Small-Cap Value Equity	Mutual Fund	**	1,673,373
	Oppenheimer Dev Markets Fund	Mutual Fund	**	1,208,231
*	MainStay S&P 500 Index Fund	Mutual Fund	**	10,033,225
*	MainStay Large Cap Growth	Mutual Fund	**	7,794,468
	Blackrock Inflation Protected Bond	Mutual Fund	**	1,152,796
	Blackrock Total Return Institutional Fund	Mutual Fund	**	8,679,188
	American EuroPacific Growth Fund	Mutual Fund	**	7,885,898
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	10,698,719
				87,435,428
*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.00%.	**	1,802,472
				$124,641,748

*  Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.